UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Corporate Express N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Kristin A. Campbell

Senior Vice President, General Counsel and Secretary

Staples, Inc.

500 Staples Drive

Framingham, MA 01702

(508) 253-1690

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Staples Acquisition B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,541,518*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,541,518*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,541,518*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person (See Instructions) CO

*  This amount does not include 42,701,904 Ordinary Shares subject to Irrevocable Undertakings for which Staples Acquisition B.V. does not have voting or dispositive power.  The form of Irrevocable Undertaking is attached hereto as Exhibit 99.2.

CUSIP No.

1.	Names of Reporting Persons Staples, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,541,518*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,541,518*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,541,518*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person (See Instructions) CO

*  This amount does not include 42,701,904 Ordinary Shares subject to Irrevocable Undertakings for which Staples, Inc. does not have voting or dispositive power.  The form of Irrevocable Undertaking is attached hereto as Exhibit 99.2.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates are the Ordinary Shares, nominal value of EUR 1.20 per share (the “Shares”), of Corporate Express N.V., a public limited liability company incorporated under the laws of The Netherlands (the “Issuer”), having its statutory seat in Maastricht and its registered office at Hoogoorddreef 62, 1101 BE Amsterdam Zuidoost, The Netherlands.

Item 2.	Identity and Background

This statement is being jointly filed by Staples Acquisition B.V. (“Staples Acquisition”), a private limited liability company, incorporated under the laws of The Netherlands with its statutory seat in Amsterdam, The Netherlands, and its principal business address and principal office located at Jool Hulstraat 24, 1327 HA Almere, The Netherlands, and Staples, Inc. (“Staples”), a public company duly incorporated and validly existing under the laws of the State of Delaware, having its registered office at 500 Staples Drive, Framingham, MA 01702, United States of America.  Staples Acquisition is a wholly-owned subsidiary of Staples.  The principal business of Staples Acquisition is to acquire all of the issued and outstanding securities of the Issuer.

Staples pioneered the office superstore concept in 1986 and today is the world’s largest office products company.  With 76,000 talented associates, Staples is committed to making it easy to buy a wide range of office products, including supplies, technology, furniture, and business services.  With sales of approximately $19.4 billion for the fiscal year ended February 2, 2008, Staples serves consumers and businesses ranging from home-based businesses to Fortune 500 companies in 22 countries throughout North and South America, Europe and Asia.  Headquartered outside of Boston, Staples operates more than 2,000 office superstores and also serves its customers through mail order catalogue, e-commerce and contract businesses.

The names of the members of the statutory board of directors of Staples Acquisition, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Employment or Occupation and Name of Organization in which such employment is conducted

Christine T. Komola	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	Senior Vice President and Corporate Controller, Staples, Inc.

Ralph Paulmann	Jool Hulstraat 24, 1327 HA Almere, The Netherlands	The Netherlands	Finance Director, Office Centre Netherlands

T.W.C.M. Van Brandenburg	Jool Julstraat 24, 1327 HA Almere, The Netherlands	The Netherlands	Managing Director, Office Centre Netherlands

The names of the executive officers and members of the Board of Directors of Staples, their address, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Employment or Occupation and Name of Organization in which such employment is conducted

Kristin Campbell	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	Senior Vice President, General Counsel and Secretary

Joseph G. Doody	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	President, North American Delivery

Christine T. Komola	c/o Staples, Inc. 500 Staples Drive Framingham, MA 01702	US	Senior Vice President, Corporate Controller

John J. Mahoney	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	Vice Chairman and Chief Financial Officer

Michael A. Miles, Jr.	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	President and Chief Operating Officer

Demos Parneros	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	President, US Retail

Ronald L. Sargent	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	Chairman and Chief Executive Officer, and Director

Basil L. Anderson	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	Director

Arthur M. Blank	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	Director

Mary Elizabeth Burton	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	Director

Justin King	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	UK	Director

Carol Meyrowitz	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	Director

Rowland T. Moriarty	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	Director

Robert C. Nakasone	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	Director

Robert E. Sulentic	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	Director

Martin Trust	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	Director

Vijay Vishwanath	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	Director

Paul F. Walsh	c/o Staples, Inc. 500 Staples Drive, Framingham, MA 01702	US	Director

During the past five years, none of Staples, Staples Acquisition, or, to the knowledge of Staples and Staples Acquisition without specific inquiry, the individuals listed herein have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Staples Acquisition used an aggregate of EUR 224,554,889.70 to purchase the shares. The source of the funds for the purchases was the working capital of Staples.

Item 4.	Purpose of Transaction

Staples Acquisition purchased the Shares as part of Staples’ proposed acquisition of the Issuer.

On May 19, 2008, Staples Acquisition offered to purchase all of the Issuer’s (i) Shares, (ii) American depositary shares, each representing one Share (“ADS”), (iii) depositary receipts of preference shares A with a nominal value of EUR 1.20 each and (iv) 2% subordinated convertible bonds due 2010, as set out in the Offer Memorandum dated May 19, 2008, as amended by the Press Release, dated June 3, 2008, “Staples Increases its Offer for Corporate Express to EUR 9.15 per Share and Secures Commitments from Shareholders to Tender their Shares” (the “Offer Memorandum”) (this offer is defined as the “Initial Offer”).

On June 10, 2008, Staples and Staples Acquisition entered into a Merger Protocol dated as of June 9, 2008 with the Issuer (the “Merger Protocol”).  Pursuant to the Merger Protocol, among other things, the executive and supervisory boards of the Issuer unanimously recommended the all cash offer by Staples to purchase the Shares at a price of EUR 9.25 per Share (the Initial Offer as revised by the Merger Protocol is defined as the “Offer”).

If Staples declares the Offer unconditional, Staples intends to terminate the listing of ordinary shares and preference shares on Euronext Amsterdam and the listing of ADSs on the New York Stock Exchange as soon as possible thereafter.  In addition, Staples may initiate any of the procedures described in the following paragraph, each of which could result in termination of the listing of the securities (including securities not tendered in the Offer).  Staples also intends to cause the Issuer to terminate the registration of the ADSs under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which may result in the termination of the Issuer’s reporting obligations under the Exchange Act.

Staples expects to acquire all of the issued and outstanding securities of the Issuer and to align the Issuer with the holding and financing structure of Staples and its affiliates by any legally permitted means.  Such means may include, but will not necessarily be limited to, a squeeze-out, a legal merger, a contribution of assets to the Issuer in exchange for new shares issued, or a sale of assets by the Issuer.

Other than as set forth in Item 3 and in this Item 4 above, or as noted below, Staples and Staples Acquisition do not have any plans or proposals that would result in any of the following:

(a)                                  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)                                  any material change in the present capitalization or dividend policy of the Issuer;

(f)                                    any other material change in the Issuer’s business or corporate structure;

(g)                                 changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or

(j)                                     any action similar to any of those enumerated above.

Staples and Staples Acquisition reserve the right to determine in the future to change the purpose or purposes described above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)               The number of Shares that may be deemed beneficially owned by Staples Acquisition for purposes of Section 13(d) of the Exchange Act is 24,541,518*, which represents 13.4% of the outstanding Shares.  This percentage is based upon 182,901,621 Shares outstanding as of March 31, 2008 as listed in the register of The Netherlands Authority

*                                         This amount does not include 42,701,904 Ordinary Shares subject to Irrevocable Undertakings for which neither Staples nor Staples Acquisition B.V. has voting or dispositive power.  The form of Irrevocable Undertaking is attached hereto as Exhibit 99.2.

for Financial Markets (AFM).  Staples and Staples Acquisition have sole power to control the vote of 24,541,518* Shares and sole power to dispose of 24,541,518* Shares.

(c)                                  See Item 6

(d)                                 Not applicable

(e)                                  Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchase Agreements

On June 4 and 10, 2008, Staples Acquisition entered into Sale and Purchase and Voting Agreements (the “Purchase Agreements”) with certain shareholders of the Issuer (the “Selling Shareholders”).  Pursuant to the Purchase Agreements, Staples Acquisition agreed to purchase from the Selling Shareholders an aggregate of 24,541,518 Shares of the Issuer at a price of EUR 9.15 per share, or total consideration of EUR 224,554,889.70.  In addition, the Selling Shareholders, who owned the Shares on the record date of May 29, 2008 for the Issuer’s extraordinary shareholders meeting scheduled for June 18, 2008 (the “EGM”), granted Staples Acquisition the power of attorney to cast their votes against the Issuer’s proposed merger with Lyreco SAS (“Lyreco”) during the EGM.  As announced by the Issuer, the EGM will take place but there will not be a vote on a proposed merger with Lyreco.

The Purchase Agreements are identical in all material respects and the form of Purchase Agreement is attached hereto as Exhibit 99.1.  The following table lists each Selling Shareholder, and the number of Shares purchased from, and the total consideration paid to, each Selling Shareholder:

Selling Shareholder Name	Shares Purchased	Consideration Paid (in EUR)
Funds associated with Alpine Associates	1,020,000	9,333,000.00
Arbitrage Associates L.P.	355,923	3,256,695.45
Funds associated with Brencourt Merger Arbitrage Funds	522,760	4,783,254.00
Carlson Capital, L.P.	622,478	5,695,673.70
Castlerigg Master Investments Ltd.	3,763,742	34,438,239.30
Funds associated with Chesapeake Partners	1,301,803	11,911,497.45
Cheyne Special Situations Fund LP and Cheyne Vista Fund LP	1,700,000	15,555,000.00
Credit Industriel et Commercial	250,000	2,287,500.00
Davidson Kempner Institutional Partners, L.P.	2,167,876	19,836,065.40
Good Steward Trading Company SPC	15,000	137,250.00
Funds associated with Gruss Asset Management, LLP	4,560,833	41,731,621.95
Funds associated with Havens Advisors, L.L.C.	362,629	3,318,055.35
HFR MA Opportunity Master Trust	5,900	53,985.00
Institutional Benchmark Series Limited	38,400	351,360.00
Funds associated with Kellner DiLeo & Co.	114,586	1,048,461.90

Funds associated with Lucerne Capital Management, LLC	1,263,312	11,559,304.80
Lyxor/Havens International Fund Limited	47,761	437,013.15
Lyxor/Tiedemann Arbitrage Associates Fund Limited	104,108	952,588.20
Madoff Securities International Limited	20,163	184,491.45
Magnetar Capital Master Fund, Ltd	2,085,403	19,081,437.45
Man Mac Pilatus 1A Ltd	351,000	3,211,650.00
MAN MAC Schreckhorn 14B Limited	153,343	1,403,088.45
The Merger Fund	505,000	4,620,750.00
MKM Longboat Multi-Strategy Master Fund Ltd.	139,000	1,271,850.00
Morgan Stanley & Co. International PLC	250,000	2,287,500.00
Octavian Special Master Fund, LP	760,588	6,959,380.20
Palisades Partners, L.P.	29,300	268,095.00
Partners Group Alternative Strategies PCC Limited	20,910	191,326.50
SR GGI Master MA, Ltd.	85,700	784,155.00
Tisbury Master Fund Limited	299,000	2,735,850.00
Trafalgar Catalyst Fund	1,625,000	14,868,750.00

Irrevocable Undertakings

On June 3, 2008, Staples Acquisition entered into Irrevocable Undertakings with certain shareholders of the Issuer.  Pursuant to the Irrevocable Undertakings, the shareholders agreed (i) to tender their shares into the Offer, and (ii) to vote against the Issuer’s proposed merger with Lyreco at the EGM.  As announced by the Issuer, the EGM will take place but there will not be a vote on a proposed merger with Lyreco.

The Irrevocable Undertakings are identical in all material respects and the form of Irrevocable Undertaking is attached hereto as Exhibit 99.2.  The following table lists each shareholder who entered into an Irrevocable Undertaking, and the number of Shares of each shareholder that are subject to the Irrevocable Undertaking:

Shareholder	Shares
PSAM llp	4,031,995
York Capital Management	10,938,965
Jabre Capital Partners SA	4,036,216
Halcyon Asset Management LLC and Halcyon Offshore Asset Management LLC	11,500,000
Centaurus Capital Ltd.	12,194,728

Merger Protocol

On June 10, 2008, Staples and Staples Acquisition entered into a Merger Protocol with the Issuer.  The Merger Protocol relates to the Offer.  The Offer is currently set to expire on June 27, 2008, unless extended.

The Merger Protocol outlines certain changes to the terms of the Offer, including an increase in the price paid for ordinary shares and ADSs of the Issuer to EUR 9.25 per share, and includes the unanimous recommendations of the executive and supervisory boards of the Issuer in favor of the revised Offer.

The Merger Protocol is attached as Exhibit 2.1 to Staples’ Current Report on Form 8-K dated June 16, 2008 (the “June 16, 2008 Form 8-K”) and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1 Form of Purchase Agreement Exhibit 99.2† Form of Irrevocable Undertaking Exhibit 99.3* Merger Protocol

† Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

*An exhibit previously filed with Securities and Exchange Commission as Exhibit 2.1 to the June 16, 2008 Form 8-K, and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2008

STAPLES ACQUISITION B.V.

By:	/s/ Christine Komola

Name:	Christine Komola

Title:	Director

STAPLES, INC.

By:	/s/ Kristin Campbell

Name:	Kristin Campbell

Title:	Senior Vice President, General Counsel and Secretary